

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2025

Mark K. Mason
Chief Executive Officer
HomeStreet, Inc.
601 Union, Ste. 2000
Seattle, WA 98101

      Re: HomeStreet, Inc.
          Registration Statement on Form S-4
          Filed July 3, 2025
          File No. 333-288528

Dear Mark K. Mason:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: H. Rodgin Cohen